UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May, 2023

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras on licensing in Amapá

—

Rio de Janeiro, May 24, 2023 - Petróleo Brasileiro S.A. - Petrobras announces that later this week it will file a request with Ibama to reconsider the decision to deny the environmental license to drill an exploratory well in block FZA-M-059, located in deep waters in Amapá, in accordance with the procedure provided for in the regulations.

The company argues that it met the requirements set forth in the reference legislation for the bidding process for block FZA-M-059 and that it complied with all the technical requirements demanded by Ibama for the project. The emergency response structure proposed by the company is the largest in the country. Even so, Petrobras is ready to meet any additional demands that may remain.

It is important to emphasize that the Sedimentary Area Environmental Assessment is a policy instrument under the shared responsibility of the Ministries of Environment (MMA) and Mines and Energy (MME) according to Interministerial Ordinance No198/2012.

The Block FZA-M-59, object of the environmental licensing in question, was acquired in the 11th ANP Bidding Round held in May 2013. At the time, the granting process for the blocks offered was subsidized by the opinions of the GT PEG - Working Group that included Ibama, ICMBIO and MMA, and considered that the FZA-M-59 block was suitable to be offered and licensed, which leads to the conclusion that the challenges signaled were all technically surmountable.

From the concession through a bidding process, Petrobras has a commitment signed with the ANP to drill eight exploratory wells in the Amapá Deep Waters region, in the Foz do Amazonas sedimentary basin. Refusal on the grounds of environmental unfeasibility may result in litigation and fines, in addition to compromising the assessment of the region's potential, as well as energy security and the country's own fair and safe energy transition.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 9 th Floor – 20231-030 – Rio de Janeiro, RJ.

Phone: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 24, 2023

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Sergio Caetano Leite

______________________________

Sergio Caetano Leite

Chief Financial Officer and Investor Relations Officer